Exhibit 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three		For the Nine
	Months Ended		Months Ended
	Sept. 24,	Sept. 26,	Sept. 24,	Sept. 26,
	2004	2003(a)	2004	2003(a)

Pre-tax earnings(b)	$1,050	$1,298	$3,949	$3,580
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	2,793	1,896	6,851	6,141

Pre-tax earnings before fixed charges	3,843	3,194	10,800	9,721

Fixed charges:
Interest	2,746	1,847	6,710	5,994
Other(c)	47	49	141	147

Total fixed charges	2,793	1,896	6,851	6,141

Preferred stock dividend requirements	13	13	38	40

Total combined fixed charges and preferred stock dividends	$2,806	$1,909	$6,889	$6,181

Ratio of earnings to fixed charges	1.38	1.68	1.58	1.58
Ratio of earnings to combined fixed charges and preferred stock dividends	1.37	1.67	1.57	1.57

(a)	Prior period amounts have been restated to reflect the retroactive adoption of the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as discussed in Note 2.
(b)	Excludes undistributed earnings (loss) from equity investees.
(c)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.